FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 25, 2010, announcing that one of the Company's Panamax vessels was entered into a two year time charter agreement with a profit sharing arrangement.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES
NEW TIME CHARTER FOR THE M/V HAMBURG MAX

ATHENS, GREECE--(Marketwire - August 25, 2010) - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) (NASDAQ: SHIP.W) announced today that the M/V Hamburg Max, a 1994 built, 72,338 dwt Panamax vessel, was entered into a two year time charter agreement with a profit sharing arrangement to a first class charterer.

The vessel is chartered with a base rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling less a 5% brokerage commission. The spread between floor and ceiling will accrue 100% to Seanergy. The base used for the calculation of the rate will be the Baltic Panamax 4TC route. The vessel is expected to commence her new charter on or about September 2, 2010.

Following this charter arrangement, the Company has secured 95% of its operating days for 2010, 64% for 2011, 30% for 2012 and 19% for 2013 under period employment.

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated: "The improved market environment has enabled Seanergy to enter the M/V Hamburg Max into a new two year time charter that represents an increase of 39% from its current employment on the basis of the floor rate and a 52% increase on the median basis between the floor and the ceiling. This time charter enhances the size of our secured cash flows and additionally, the profit sharing arrangement allows Seanergy to benefit from any potential upside in the market. Overall, our current charter portfolio enables us to enjoy significant cash flow stability and visibility coupled with upside potential through the profit sharing arrangements on three of our vessels and the portion of our fleet that is gradually opening for rechartering in improved market conditions."

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family.  In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited, which owns four Capesize and one Panamax dry bulk carriers. In May 2010, the Company acquired a controlling interest in Maritime Capital Shipping Limited, which owns nine Handysize dry bulk carriers.

The Company's current controlled fleet includes 20 drybulk carriers (four Capesize, three Panamax, two Supramax and one Handymax and 10 Handysize vessels) with a total carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.8 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Christina Anagnostara
Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
/s/ Dale Ploughman
By:	Dale Ploughman Chief Executive Officer

Dated: August 26, 2010

SK 26979 0001 1127038